__________________ 23945 Calabasas Road, Ste.115 Calabasas, California 91302 WILLIAM B. BARNETT wbarnett@wbarnettlaw.com	Barnett & Linn Attorneys at Law	__________________ TELEPHONE: (818) 436-6410 FACSIMILE: (818) 223-8303

November 22, 2011

Alexandra M. Ledbetter, Attorney-Advisor

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street NE

Washington D.C. 20549

Re:  New Western Energy Corporation (“Registrant”)

Amendment No. 3 to Registration Statement on Form 10

Filed on June 16, 2011

File No. 0-54343

Dear Ms. Ledbetter:

In answer to your letter of November 21, 2011, please be advised as follows:

1. It is our understanding that in accordance with the rules and regulations under the Securities Exchange Act of 1934 and after talking with the Staff, that there is no requirement to update the disclosure in the Form 10 to the filing date of any Amendments thereto.

2. There is no material impact to the Registrant relating to the change in operators on the Registrant’s Phillips and Glass leases. Petroleum Energy Management Co. (“PEMCO”) acquired, among other leases, the interests in the Phillips and Glass leases from RC Oil Co., Inc. (“RC Oil”). In accordance with that event, the Registrant executed a new operating agreements with PEMCO, the new lease owner. The terms and conditions of such operating agreements are the same as they were with RC Oil.

3. Entering into operating agreements with third parties to develop, drill and operate oil and gas wells, together with acquiring oil and gas leases is the business of the Registrant. We respectively disagree that such activities by the Registrant were “not made in the ordinary course…” of the Registrant’s business.

We believe that we have responded to all of your comments fairly and reasonably. Please contact the undersigned as soon as possible should you have any further questions or comments.

Thank you in advance for your courtesies and cooperation.

Very truly yours,
Barnett & Linn

William B. Barnett

WBB: scc

cc/ Javan Khazali, President